Exhibit 12.1

ALBEMARLE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except for Ratios)

	Year Ended December 31,
	2012	2011(a)	2010(a)	2009(a)	2008(a)
Earnings:
Pre-tax income (loss) before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments	$374,593	$480,577	$379,198	$130,372	$(4,068)

Fixed Charges:
Interest expense (before capitalized interest)	38,777	39,992	26,624	25,820	39,171
Portion (1/3) of rents representing interest factor	11,028	10,298	9,669	9,124	10,232

Total fixed charges	49,805	50,290	36,293	34,944	49,403

Amortization of capitalized interest	1,527	1,242	1,214	1,272	1,335
Distributed income of unconsolidated investments	26,908	23,685	16,414	18,045	13,135
Interest capitalized	(5,977)	(2,418)	(1,091)	(1,236)	(996)
Net income attributable to noncontrolling interests (net of tax)	(18,591)	(28,083)	(13,639)	(11,255)	(18,806)

Pre-tax income before adjustment for net income attributable to noncontrolling interests or equity in net income or losses of unconsolidated investments plus fixed charges, amortization of capitalized interest, less interest capitalized and net income attributable to noncontrolling interests that have not incurred fixed charges	$428,265	$525,293	$418,389	$172,142	$40,003

Ratio of earnings to fixed charges	8.6x	10.4x	11.5x	4.9x	0.8x

(a)	In 2012, the Company elected to change its method of recognizing actuarial gains and losses for its defined benefit pension and postretirement benefit plans. Certain prior year data has been adjusted retrospectively to reflect this accounting change.